L&L Financial Holdings, Inc

720 Third Avenue, Suite 1611, Seattle, WA 98104 Phone (026)-264-8065, Fax: (206)-264-7971

Via Fax and Mail October 30, 2007

Securities and Exchange Commission Division of Corporate Finance Mail Stop 3720 Washington DC, 20549 Attn: Mr. Larry Spirgel, Assistant Director

Fax: (703) 813-6933

Re: Form 8-K (KMC acquisition) filed on November 13, 2006

Dear Mr. Larry Spirgel:

Thanks for your kind guidance and the letter dated on October 24, 2007. This letter advises you that we intent to file an amendment to our filing of the Form 8-K in compliance with Rule 2-02 and 11-02 of Regulation S-X.

Could you kindly grant us a three month extension, so we can have time to properly work with auditors in order to amend the audit report.

Thanks for your attention. If you have any question, please contact Ms. Sally Tusi at (206)-264-8065, as I travel frequently.

Sincerely Yours,

Paul Lee, Acting CEO L&L Financial Holdings, Inc.